SEC File Number: 000-53571

CUSIP Number: 13764T105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check One):

☐ Form  10-K☐ Form  20-F☐ Form  11-K x Form  10-Q☐ Form  10-D

☐ Form N-SAR☐ Form N-CSR

For Period Ended:         March 31, 2024

☐Transition  Report on Form  10-K

☐Transition  Report  on Form  20-F

☐Transition  Report on Form 11-K

☐Transition  Report  on  Form  10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Cannabis Sativa, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Address of Principal Executive Office (Street and Number)

355 West Mesquite Blvd , #C70
Mesquite, Nevada 89027
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

Cannabis Sativa, Inc. (“CBDS” or “Registrant”)) has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2024, within the prescribed time period without unreasonable effort or expense. After Mr. Brad Herr, the Company’s longtime CFO passed away in late 2022, the audit firm resigned and a new auditor was retained. The quarterly reviews were able to be accomplished in a timely manner, however the 10-K’s complexity and the dynamic of a new auditor, caused the Company to not be able to compile and file the Form 10-K within the customary time period, causing the subsequent quarterly report to run late .

Part IV - Other Information

(1)Name and telephone number of the person to contract in regard to this notification.

David Tobias	(702)	762-3123
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cannabis Sativa, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2024	By:/s/ David Tobias
David Tobias, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).